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                                    Filed by ScanSoft, Inc. Pursuant to Rule 425
                                                Under the Securities Act of 1933
                                        And Deemed Filed Pursuant to Rule 14a-12
                                       Under the Securities Exchange Act of 1934
                                    Subject Company: Nuance Communications, Inc.
                                                  Commission File No.: 000-30203


The following e-mail was sent to ScanSoft and Nuance employees on June 2, 2005:

                             ---------------------

To all employees,
As you saw in today's update from Paul and Chuck, we are moving forward on our integration planning and would like to provide an update on the progress of the ScanSoft and Nuance R&D integration efforts. This three-month process will take place over the summer as we work to understand, analyze, and map out our plans and roadmaps for the product lines of the combined company. These plans will be shared broadly upon closing.

To begin this process, we have formed a R&D integration leadership group that includes Doug Sharp and Larry Heck on the Nuance side, and Mike Phillips, Vlad Sejnoha, and Jeanne McCann on the ScanSoft side. Specific sub-teams for topics are being identified and will be communicated in the coming weeks. We plan the initial two-way information briefings, or discovery phase of the integration, to start this week and to continue through June.

Although our combined future is important, it is paramount that we not lose sight of our current obligations and projects. As with other areas of the business, we'll continue to conduct business as usual, paying particular attention to maintaining our current work on products and customer needs at both companies and limiting the integration work to a small number of people.

While we do not expect to have all of the R&D structural or organizational decisions made or communicated until closing, there is one important, exciting announcement I want to communicate today. Upon closing, Doug Sharp from Nuance will become the vice president of the network speech recognition and directory assistance R&D efforts for the combined company. We are pleased that Doug, with a strong track record and more than 15 years of experience in the network speech business, will lead our network speech efforts, and I personally am delighted to have the opportunity to work with Doug.

As part of the combined organization, Nils Lenke and the ScanSoft directory assistance R&D teams, as well as the current ScanSoft network ASR R&D teams will report to Doug upon closing. Likewise, we are pleased to announce that, on closing Guido Gallopyn will be providing his full focus on our now expanding dictation and transcription efforts as vice president of Dragon R&D. Guido and Doug will work together over the coming months toward the integrated company R&D plans.

We appreciate the ongoing efforts of the teams from ScanSoft and Nuance during this integration period to construct the plans for the new combined company and take the necessary steps toward preserving and extending our technical excellence.

Thank you all as we deliver the present and plan for the future!

Jeanne
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Jeanne McCann
Senior Vice President, R&D
ScanSoft, Inc.
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IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC

ScanSoft plans to file with the SEC a Registration Statement on Form S-4 in connection with the transaction and ScanSoft and Nuance plan to file with the SEC and mail to their respective stockholders a Joint Proxy Statement/Prospectus in connection with the transaction. The Registration Statement and the Joint Proxy Statement/Prospectus will contain important information about ScanSoft, Nuance, the transaction and related matters. Investors and security holders are urged to read the Registration Statement and the Joint Proxy Statement/Prospectus carefully when they are available. Investors and security holders will be able to obtain free copies of the Registration Statement and the Joint Proxy Statement/Prospectus and other documents filed with the SEC by ScanSoft and Nuance through the web site maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of the Registration Statement and the Joint Proxy Statement/Prospectus from ScanSoft by contacting ScanSoft Investor Relations at (978) 977-2000 or from Nuance by contacting Nuance Investor Relations at (650) 847-0000.

ScanSoft and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of ScanSoft and Nuance in connection with the transaction described herein. Information regarding the special interests of these directors and executive officers in the transaction described herein will be included in the Joint Proxy Statement/Prospectus described above. Additional information regarding these directors and executive officers is also included in ScanSoft's proxy statement for its 2005 Annual Meeting of Stockholders, which was filed with the SEC on January 28, 2005. This document is available free of charge at the SEC's web site at www.sec.gov and from ScanSoft by contacting ScanSoft Investor Relations at (978) 977-2000.

Nuance and its directors and executive officers also may be deemed to be participants in the solicitation of proxies from the stockholders of ScanSoft and Nuance in connection with the transaction described herein. Information regarding the special interests of these directors and executive officers in the transaction described herein will be included in the Joint Proxy Statement/Prospectus described above. Additional information regarding these directors and executive officers is also included in Nuance's proxy statement for its 2005 Annual Meeting of Stockholders, which was filed with the SEC on May 2, 2005. This document is available free of charge at the SEC's web site at www.sec.gov and from Nuance by contacting Nuance Investor Relations at (650) 847-0000.

SAFE HARBOR FOR FORWARD-LOOKING STATEMENTS
Statements in this document regarding the proposed transaction between ScanSoft and Nuance, the integration planning efforts, benefits and synergies of the transaction, and any other statements about ScanSoft managements' future expectations, beliefs, goals, plans or prospects constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any statements that are not statements of historical fact (including statements containing the words "believes," "plans," "anticipates," "expects," estimates and similar expressions) should also be considered to be forward-looking statements. There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward-looking statements, including: the ability to consummate the transaction; the ability of ScanSoft to successfully integrate Nuance's operations and employees; the ability to realize anticipated synergies; and the other factors described in ScanSoft's Annual Report on Form 10K for the year ended September 30, 2004 and Nuance's Annual Report on Form 10K for the year ended December 31, 2004 and their most recent quarterly reports filed with the SEC. ScanSoft disclaims any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this document.